    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 2003


                                                     REGISTRATION NO. 333-104074
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                         POST-EFFECTIVE AMENDMENT NO. 4

                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                       HUTCHINSON TECHNOLOGY INCORPORATED
             (Exact name of Registrant as specified in its charter)

           MINNESOTA            40 WEST HIGHLAND PARK DRIVE N.E.           41-0901840
(State or Other Jurisdiction of   HUTCHINSON, MINNESOTA 55350             (IRS Employer
Incorporation or Organization)  (Address and Telephone Number of       Identification No.)
                                Registrant's Principal Executive
                                            Offices)

                             ---------------------
                                JOHN A. INGLEMAN
                            CHIEF FINANCIAL OFFICER
                       HUTCHINSON TECHNOLOGY INCORPORATED
                        40 WEST HIGHLAND PARK DRIVE N.E.
                          HUTCHINSON, MINNESOTA 55350
                                 (320) 587-3797
           (Name, Address and Telephone Number of Agent For Service)
                             ---------------------
                                    COPY TO:
                               PEGGY STEIF ABRAM
                              FAEGRE & BENSON LLP
                            2200 WELLS FARGO CENTER
                            90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 766-7000
                               FAX (612) 766-1600
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 18, 2003


PROSPECTUS

                                  $150,000,000

                          [HUTCHINSON TECHNOLOGY LOGO]

                 2.25% CONVERTIBLE SUBORDINATED NOTES DUE 2010

                               ------------------

     We issued the notes in a private placement in February 2003. The initial purchasers resold the notes to qualified institutional buyers in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States in accordance with Regulation S under the Securities Act. This prospectus will be used by the selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

     Interest on the notes is payable on March 15 and September 15 of each year, beginning on September 15, 2003. The notes are convertible by holders into shares of our common stock at a conversion price of $29.84 per share (subject to adjustment in certain events) at any time following issuance of the notes, unless we previously have redeemed or repurchased the notes or unless the notes have matured.

     The notes will mature on March 15, 2010. We may redeem some or all of the notes at any time after March 20, 2008. The redemption prices are described under the caption "Description of Notes -- Optional Redemption."

     The notes are our unsecured obligations and are subordinated in right of payment to all of our senior debt. Under certain circumstances, holders of the notes will have the right to require us to repurchase all or any part of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, to but excluding the repurchase date.

     Our common stock is quoted on the Nasdaq National Market under the symbol
"HTCH". The last reported price of our common stock on               , 2003 was
$     per share.

                               ------------------

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

        , 2003

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT, AND THE SELLING SECURITYHOLDERS ARE NOT, MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                            ------------------------
                               TABLE OF CONTENTS

                                                              Page
                                                              ----
Market Share Data...........................................    i
Note Regarding Forward-Looking Statements...................    i
Where You Can Find More Information.........................   ii
Incorporation of Certain Documents by Reference.............   ii
Summary.....................................................    1
Risk Factors................................................    5
Use of Proceeds.............................................   15
Ratio of Earnings to Fixed Charges..........................   15
Description of Notes........................................   16
Material United States Federal Income Tax Considerations....   33
Selling Securityholders.....................................   38
Plan of Distribution........................................   42
Legal Matters...............................................   43
Experts.....................................................   43

                            ------------------------
                               MARKET SHARE DATA

     The market share data presented in this prospectus and the documents incorporated in this prospectus are based upon estimates by our management utilizing internal data and various third party sources, where available. While our management believes that these estimates are reasonable, these estimates cannot be verified by information available from independent sources. We caution you that these estimates are subject to a margin of error.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in this prospectus may contain forward-looking statements that we have made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about the disk drive industry, and our beliefs and assumptions. We intend words such as "anticipate," "expect," "intend," "plan," "believe," "estimate" and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These factors could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We describe these risks and uncertainties under "Risk Factors" beginning on page 5 and elsewhere in this prospectus and the documents incorporated in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date on which the forward-looking statement was made.

     We are not obligated to update these forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

                       Public Reference Room
                       450 Fifth Street, N.W.
                       Room 1024
                       Washington, D.C. 20549

     You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.

     We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the notes and the common stock issuable upon conversion of the notes offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. We have omitted certain items in accordance with the rules and regulations of the SEC. For further information with respect to us, the notes and the common stock issuable upon conversion of the notes offered by this prospectus, please refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which this prospectus makes reference are not necessarily complete. In each instance, we advise you to refer to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by this reference. Copies of the registration statement, and its exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the SEC or obtained at prescribed rates from the Public Reference Section of the SEC at the above addresses. The registration statement can also be accessed through the SEC's Web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We incorporate by reference in this prospectus the following documents filed by us with the SEC:

     - our Annual Report on Form 10-K for the fiscal year ended September 29, 2002;

     - our Quarterly Report on Form 10-Q, as amended, for the quarterly period ended December 29, 2002;

     - our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003;


     - our Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2003;


     - our Current Report on Form 8-K dated February 18, 2003;

     - our Current Report on Form 8-K dated February 26, 2003;

     - our Current Report on Form 8-K dated May 6, 2003;


     - our Current Report on Form 8-K dated July 22, 2003;


     - the description of our common stock contained in our registration statement on Form 8-A dated June 9, 1986, as amended by Amendment No. 1 on Form 8-A/A dated January 22, 1999, and any other amendment or report filed for the purpose of updating such description; and

     - the description of our common share purchase rights contained in our registration statement on Form 8-A dated July 19, 2000, and any other amendment or report filed for the purpose of updating such description.

     We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus and prior to the termination of this offering. Any statement made in a document incorporated by reference or deemed incorporated in this prospectus by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document, which also is incorporated or deemed incorporated in this prospectus, modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to in this prospectus or in such document incorporated by reference are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference. We will provide a copy of these filings and any exhibits specifically incorporated by reference in these filings at no cost by request directed to us at the following address and telephone number:
Hutchinson Technology Incorporated, 40 West Highland Park Drive N.E., Hutchinson, Minnesota 55350-9784, Attention: Investor Relations, or by telephone to Investor Relations at (800) 689-0755.

                                    SUMMARY

     This summary highlights information contained elsewhere or incorporated in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) included or incorporated in this prospectus. When we refer to "we," "us," "our," or "the Company," we mean Hutchinson Technology Incorporated and its subsidiaries, unless the context indicates otherwise. Unless otherwise indicated, references to "2003" mean our fiscal year ending September 28, 2003, references to "2002" mean our fiscal year ended September 29, 2002, references to "2001" mean our fiscal year ended September 30, 2001, references to "2000" mean our fiscal year ended September 24, 2000 and references to "1999" mean our fiscal year ended September 26, 1999.

                             HUTCHINSON TECHNOLOGY


     We are the world's leading supplier of suspension assemblies for hard disk drives ("disk drives"). Suspension assemblies are critical components of disk drives that hold the recording heads in position above the spinning magnetic disks. We manufacture our suspension assemblies with proprietary technology and processes to precise specifications with very low part-to-part variation. These specifications are critical to maintaining the necessary microscopic clearance between the head and disk and the electrical connectivity between the head and the disk drive circuitry. We estimate that we produce a majority of all suspension assemblies sold to disk drive manufacturers and their suppliers, including recording head manufacturers, worldwide. During 2002, we shipped approximately 398 million suspension assemblies of all types. Through the third quarter of 2003, we shipped approximately 395 million suspension assemblies of all types. We supply nearly all domestic and many foreign-based users of suspension assemblies, including Alps, Fujitsu, Hitachi Global Storage Technologies (formerly IBM's hard disk drive division), Innovex, Kaifa, K.R. Precision, Maxtor, Read-Rite, SAE Magnetics/TDK, Samsung, Seagate Technology, Toshiba and Western Digital.


     We have developed significant proprietary capabilities in the design and production of suspension assemblies for both current and emerging disk drive designs. We have positioned ourselves at the forefront of industry technology transitions by developing improved suspension assemblies in anticipation of market shifts to new generations of smaller and higher capacity magnetic heads. We have the capability to produce multiple variations of suspension assemblies based on several standard designs. This capability permits us to assist customers' design efforts and to rapidly modify our standard designs to meet the varied and changing requirements of specific customers. To help develop prototype suspension assemblies, we maintain a test laboratory and computerized systems to simulate and analyze suspension assembly designs. Our ability to predict and modify suspension assembly performance is especially important in developing suspension assemblies for high capacity disk drives and disk drives with low access times.

OUR PRODUCTS

     We categorize the current products of our Disk Drive Division as either suspension assemblies or other products, which consist primarily of etched and stamped components used in connection with, or related to, suspension assemblies.

     TSA Suspension Assemblies. TSA suspension assemblies incorporate thin electrical conductors in the suspension assembly itself to connect the recording head to the disk drive's electronic circuitry. We estimate that approximately 70% of all suspension assemblies shipped in the industry in 2002 were TSA suspension assemblies. TSA suspension assemblies have been widely adopted by the disk drive industry because they have enabled customers to improve yields and throughput, eliminate manufacturing steps and adopt automated assembly processes, all of which lower their overall costs of production. We believe our TSA suspension assembly has become a disk drive industry standard platform onto which we can integrate additional value-added features currently in production, as well as new features currently in development. In 2002, TSA suspension assembly shipments accounted for 83% of our total assembly shipments. We expect TSA suspension assembly shipments to account for approximately 80% to 90% of our total suspension assembly shipments during 2003.

     Conventional Suspension Assemblies. Conventional suspension assemblies do not provide the electrical connectivity features of a TSA suspension assembly, but rather the customer must add an electrical circuit. In 2002, conventional suspension assembly shipments accounted for 17% of our total suspension assembly shipments. We expect conventional suspension assembly shipments to account for approximately 10% to 20% of our total suspension assembly shipments during 2003.

     Other Products. To further assure customers that the TSA suspension assemblies they require for their products will be readily available when and where they are needed, we manufacture and sell to competitive suspension assembly manufacturers etched and stamped component-level parts, such as flexures and baseplates, for TSA suspension assemblies. In 2002, component sales accounted for approximately 5% of our revenue. We expect our sales of components in 2003 to account for approximately 5% to 10% of our revenue.

     BioMeasurement Division. We have developed a medical device in our BioMeasurement Division that uses an optical technology to measure local, rather than systemic, oxygen saturation of hemoglobin in tissue. The device measures tissue oxygenation non-invasively and painlessly, at various depths, intermittently or continuously and without being affected by motion. During 2002, we obtained regulatory clearance from the United States Food and Drug Administration for our device, called the InSpectra(TM) Tissue Spectrometer system, and sold our first units in the United States. Clinical studies for several significant medical applications are currently in progress to demonstrate the utility and value of the tissue oxygenation metric provided by the device. We intend to continue marketing this device in 2003 to research-oriented customers interested in participating in this clinical evaluation process. We do not expect significant revenue from this device in 2003.

RECENT DEVELOPMENTS


     In our Quarterly Report on Form 10-Q that was filed with the SEC on August 11, 2003, we reported our financial results for the fiscal quarter ended June 29, 2003. Net income for the quarter was $16.4 million, or $0.55 per diluted share, on net sales of $120.1 million. In the comparable 2002 period, we reported net income of $3.3 million, or $0.13 per diluted share, on net sales of $97.4 million. Net income for the first three quarters of 2003 was $49.2 million, or $1.70 per diluted share, on net sales of $377.9 million. In the first three quarters of 2002, we reported net income of $8.9 million, or $0.35 per diluted share, on net sales of $281.6 million.



     Our gross margin in our 2003 third quarter was 32%, compared with 24% in our 2002 third quarter. Our gross margin in the first three quarters of 2003 was 31%. Our improved performance in the first three quarters of 2003 resulted from increased shipments, increased leverage of our manufacturing support and production equipment, improvements in manufacturing yield and productivity and tight control of fixed costs.



     During our 2003 third quarter, we generated approximately $33.6 million in cash from operations. At quarter end, our cash, cash equivalents and securities available for sale totaled $284.6 million, compared with $263.6 million at the end of our second quarter of 2003.


     We were incorporated in Minnesota in 1965. Our principal executive offices are located at 40 West Highland Park Drive N.E., Hutchinson, Minnesota 55350-9784. Our telephone number is (320) 587-3797.

                                  THE OFFERING

Issuer........................   Hutchinson Technology Incorporated, a Minnesota
                                 corporation.

Securities Offered............   $150,000,000 aggregate principal amount of
                                 2.25% Convertible Subordinated Notes due 2010.

Maturity......................   March 15, 2010, unless earlier redeemed,
                                 repurchased or converted.

Interest......................   The notes bear interest at an annual rate of
                                 2.25%.

Interest Payment Dates........   March 15 and September 15 of each year,
                                 beginning on September 15, 2003.

Conversion Rights.............   The notes are convertible, unless previously
                                 redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $29.84 per share, subject to adjustment in certain events. This is equivalent to a conversion rate of approximately 33.5121 shares per $1,000 of notes. The right to convert notes that have been called for redemption will terminate at the close of business on the business day immediately preceding the date of redemption.
                                 See "Description of Notes -- Conversion
                                 Rights."

Redemption at our Option......   On or after March 20, 2008 at any time and from
                                 time to time, the notes may be redeemed at our option, in whole or in part, on not less than 30 nor more than 60 days' prior written notice to the holders by first class mail, in cash at the redemption prices set forth in this offering memorandum, plus accrued and unpaid interest and liquidated damages, if any, to but excluding the date of redemption. See
                                 "Description of Notes -- Optional Redemption."

Repurchase at the Option of
Holders.......................   Upon the occurrence of a designated event (a
                                 change of control or a termination of trading
                                 (each as defined in this offering memorandum)), holders of the notes will have the right, subject to certain restrictions and conditions, to require us to repurchase all or any part of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, to but excluding the repurchase date. See "Description of
                                 Notes -- Repurchase at Option of Holders Upon a
                                 Designated Event" and "Risk Factors -- Our ability to repurchase notes if a designated event occurs is limited."

Subordination.................   The notes are our general unsecured obligations
                                 and are subordinated in right of payment to all of our existing and future senior debt and effectively subordinated to all existing and future indebtedness and liabilities of our subsidiaries.


                                 As of June 29, 2003, we had approximately $2.0 million of outstanding senior debt.



                                 As of June 29, 2003, we had no indebtedness that was of the same ranking as the notes.


                                 The indenture does not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee. See "Description of
                                 Notes -- Subordination" and "Risk
                                 Factors -- The notes are subordinated to our senior debt and all the obligations of our subsidiaries."

Use of Proceeds...............   We will not receive any proceeds from the sale
                                 by selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes. See "Use of Proceeds."

                       RATIO OF EARNINGS TO FIXED CHARGES

     For the purpose of computing the ratio of earnings to fixed charges set forth below, earnings (loss) consists of pre-tax income (loss) from operations, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense (estimated at 24% of rental expense). Our ratio of earnings to fixed charges for each of the periods shown is as follows:


                              THIRTY-NINE WEEKS ENDED                               FISCAL YEAR ENDED
                              ------------------------   ------------------------------------------------------------------------
                              PRO FORMA(1)    ACTUAL     PRO FORMA(1)                            ACTUAL
                              ------------   ---------   ------------   ---------------------------------------------------------
                                JUNE 29,     JUNE 29,     SEPT. 29,     SEPT. 29,   SEPT. 30,   SEPT. 24,   SEPT. 26,   SEPT. 27,
                                  2003         2003          2002         2002        2001        2000        1999        1998
                              ------------   ---------   ------------   ---------   ---------   ---------   ---------   ---------
                                                                    (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed
  charges...................     11.67x         7.97x        3.00x        2.04x           --          --      1.86x           --
                                 =====         =====         ====         ====       =======     =======      ====       =======
Deficiency of earnings to
  cover fixed charges.......        --            --           --           --       $63,926     $97,442        --       $70,089
                                 =====         =====         ====         ====       =======     =======      ====       =======


---------------

(1) The pro forma data give effect to the issuance of the notes and the redemption of our 6% convertible subordinated notes due 2005 (the "the 2005 notes") as if each had occurred immediately prior to the beginning of the period presented.

                                  RISK FACTORS

     An investment in the notes involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated in this prospectus, before buying the notes.

                         RISKS RELATED TO OUR BUSINESS

  DATA DENSITY IMPROVEMENTS HAVE REDUCED WORLDWIDE DEMAND FOR SUSPENSION ASSEMBLIES, AND THESE IMPROVEMENTS ARE EXPECTED TO CONTINUE.

     Disk drive manufacturers have been able to steadily increase data density (the amount of data that can be stored on a disk surface), and we believe that they will continue to do so for the foreseeable future. Increasing data density permits drive manufacturers to use fewer disks in each disk drive, which in turn reduces the number of components they need, including suspension assemblies. Since 1999, the rate of improvement in data density has exceeded historical rates, and the average number of suspension assemblies required per drive decreased from approximately 4.5 in 1999 to approximately 3.3 in 2000, approximately 2.8 in 2001 and approximately 2.4 in 2002. This contributed to a decrease in our total suspension assembly shipments from 583 million in 1999 to 398 million in 2002. If improvements in data density continue to outpace growth in data storage capacity requirements, then demand for our suspension assemblies may decline and we may not be able to maintain or grow our suspension assembly business.

  WE EXPECT THAT OUR CUSTOMERS WILL RESOLVE MANUFACTURING DIFFICULTIES THEY HAVE RECENTLY EXPERIENCED, WHICH WILL REDUCE DEMAND FOR OUR SUSPENSION ASSEMBLIES.

     We believe that recent improvements in our sales and unit volumes are due in part to temporary manufacturing difficulties being experienced by our customers as they make the transition to higher density recording heads. These customers are currently experiencing higher levels of defective recording heads, which they are unable to detect until after they have attached the recording heads to our suspension assemblies. Our customers therefore require more suspension assemblies currently than they will require in the future once defects in recording heads decrease. We expect that overall suspension assembly shipments will decline if our customers' production yields improve and our operating results could be negatively affected.

 OUR OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS.

     Our past operating results, and our gross margins, have fluctuated from fiscal period to period. We expect our future operating results and gross margins will continue to fluctuate from fiscal period to period. The following factors may cause these fluctuations:

     - changes in overall demand for our products;

     - technological changes (such as data density improvements) that reduce the number of suspension assemblies per drive required by drive makers;

     - changes in our manufacturing process, or problems related to our manufacturing process;

     - increased costs when we start producing new products, and achieving high-volume production quickly;

     - changes in the specific products our customers buy;

     - changes in our selling prices;

     - changes in utilization of our production capacity;

     - changes in our infrastructure costs, and how we control them;

     - changes in our manufacturing yields;

     - changes in our production efficiency;

     - long disruptions in operations at any of our plants for any reason; and

     - changes in the cost of, or limits on, available materials and labor.

     We continue to have limited visibility for future demand. If customer demand for suspension assemblies weakens, or if one or more customers reduce, delay or cancel orders, our business, financial condition and results of operations could be materially adversely affected.

     We typically allow customers to change or cancel orders on short notice. We plan our production and inventory based primarily on forecasts of customer demand, including forecasts of customer pulls of product out of our "just-in-time" inventory hubs. Customers typically prefer a dual source supply and, therefore, they allocate their demand among suppliers. Both customer demand and the resulting forecasts often fluctuate substantially. These factors, among others, create an environment where scheduled production and capacity utilization can vary significantly from week to week, leading to variability in gross margins and difficulty in estimating our position in the marketplace.

     Our selling prices are subject to pricing pressure from our customers and market pressure from our competitors. Our selling prices also are affected by changes in overall demand for our products, changes in the specific products our customers buy and a product's life cycle. A typical life cycle for our products begins with higher pricing when a product is introduced, decreasing prices when it is mature, and slightly increasing pricing as it is phased out. To offset price decreases during a product's life, we rely primarily on higher sales volume and improving our manufacturing yield and productivity to reduce a product's cost. If we cannot reduce our manufacturing costs as prices decline during our products' life cycles, our business, financial condition and results of operations could be materially adversely affected.


     Many of our products are shipped overseas, specifically to the Pacific Rim region. The income we earn from these products has qualified for favorable tax treatment. If we stop shipping products overseas, or if the tax laws change to eliminate the favorable tax treatment to which this income is subject, as was proposed by federal legislation in calendar years 2002 and 2003 our effective tax rate could increase significantly and our business, financial condition and results of operations could be materially adversely affected.


 ALMOST ALL OF OUR SALES DEPEND ON THE DISK DRIVE INDUSTRY, WHICH IS CYCLICAL AND SUBJECT TO ONGOING TECHNOLOGICAL INNOVATION.

     Sales of suspension assemblies and suspension assembly components accounted for 99% of our net sales in 2002, 2001 and 2000. The disk drive industry is intensely competitive and technology changes rapidly. The industry's demand for disk drive components also fluctuates. The disk drive industry experiences periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. These cycles may affect suppliers to this industry because disk drive manufacturers tend to order more disk drive components than they may need during growth periods, and sharply reduce orders for these components during periods of contraction.


     Industry transitions in head technology and data density improvements also impact disk drive unit shipment levels and, consequently, demand for suspension assemblies. During past industry transitions, such as from thin film inductive recording heads to MR (magneto-resistive) and GMR (giant magneto-resistive) heads, and from nano heads to smaller pico heads, production yields of head and disk drive manufacturers initially were reduced. Because a significant portion of head yield reduction occurs after the head is bonded onto the suspension assembly, low yields at our customers often result in increased demand for suspension assemblies in order to achieve desired disk drive shipment levels. As yields at our customers improved in 1999 and 2000, demand for suspension assemblies decreased. In the latter part of 2002 and in the first part of 2003, some of our customers started to transition to higher capacity recording heads, and demand for our products increased due to reduced production yields experienced by these customers. We expect that our customers will improve their production yields from current rates and, if they do, demand for our products may decrease. Our results of operations could be materially adversely affected if the reduction in the industry's component demand continues long-term or a future significant slowdown in the industry occurs.

 OUR SALES ARE CONCENTRATED IN A SMALL CUSTOMER BASE.


     Although we supply nearly all domestic and many foreign-based manufacturers of disk drives, and manufacturers of recording heads used in disk drives, sales to our five largest customers constituted 82% of net sales for the first three quarters of 2003, 83% of net sales for 2002, 91% of net sales for 2001 and 87% of net sales for 2000. Over the years, the disk drive industry has experienced numerous consolidations. These consolidations, together with companies exiting the disk drive industry, result in fewer, but larger, customers for our products. One of our largest customers, IBM's hard disk drive division, entered into a joint venture with Hitachi during the first quarter of 2003, which could have an impact on our relationship with that customer. The loss of one or more of our major customers for any reason, including the development by any one customer of the capability to produce suspension assemblies in high volume for its own products, or a change in the type of suspension assembly used by a customer, or the failure of a customer to pay its account balance with us, could have a material adverse effect on our results of operations.


 TO MEET INDUSTRY REQUIREMENTS, WE MUST DEVELOP AND QUALIFY OUR NEW PRODUCTS AND FEATURES, WHICH MAY INCREASE OUR MANUFACTURING COSTS.

     Our continued success depends on our ability to develop and rapidly bring to volume production new products that meet increasingly higher performance specifications. A number of risks are inherent in this process. Increasingly higher performance specifications, as well as transitions to new product platforms, initially can lower our overall manufacturing yields and efficiencies. This in turn can cause us to delay or miss product shipments. We also may incur higher manufacturing costs and sales returns or we may need to change or develop new manufacturing processes. If processes change, we may need to replace, modify or design, build and install equipment. These changes may require additional capital.

     We may need to increase our research and development and engineering expenses to support technological advances and to develop and manufacture new products and product features. We expect these expenses to increase for the following new products:

     - suspension assemblies with higher performance specifications than our customers currently require;

     - suspension assemblies that require additional and/or thinner and tighter electrical conductors;

     - suspension assemblies that incorporate dual stage actuators to improve head positioning over increasingly tighter data tracks on each disk;

     - suspension assemblies on which a preamplifier may be mounted to improve data transfer signals from the disk;

     - suspension assemblies for use with new smaller-sized femto heads; and

     - suspension assemblies that incorporate new materials.

     If we fail to introduce successfully new products or product features on a regular and timely basis, demand for our existing products could decline, and our business, financial condition and results of operations could be materially adversely affected. If a competitor introduced a widely-accepted new suspension assembly design, and we were not able to respond to the new design effectively, our business, financial condition and results of operations would be materially adversely affected.

     We must qualify our products with our customers. The qualification process for disk drive products can be complex and difficult. We cannot be sure that our suspension assemblies will continue to be selected for design into our customers' products. If we are unable to obtain additional customer qualifications, or if we cannot qualify our products for high-volume production quantities, or at all, our business, financial condition and results of operations could be materially adversely affected.

     We have developed a medical device in our BioMeasurement Division that measures local tissue oxygenation. Studies to demonstrate its utility and value in several significant medical applications are currently in progress. We do not expect to generate significant revenue from this device during 2003. We expect to experience continuing losses in the BioMeasurement Division for the foreseeable future.

 WE MAY NOT BE ABLE TO UTILIZE OUR CAPACITY EFFICIENTLY, WHICH MAY NEGATIVELY AFFECT OUR OPERATING RESULTS.

     We have at times increased our production capacity and the overhead that supports production based on anticipated market demand. Anticipated market demand, however, has not always developed as expected. As a result, we have periodically underutilized our capacity. This underutilization decreased our profitability. In the second half of 1999 and in 2000, reduced demand resulted in underutilization of our manufacturing capacity, and consequently, lower profitability. In 2000, we recorded charges of $56.5 million to write down certain assets relating to excess TSA suspension assembly manufacturing capacity, and $6.7 million in severance charges due to workforce reductions, which adversely affected our results of operations. Similarly, in 2001, we recorded charges of $20.8 million to write down certain assets relating to excess manufacturing capacity, including an unfinished facility, and $7.0 million in severance charges due to additional workforce reductions, which also adversely affected our results of operations.

     The following factors complicate accurate capacity planning for market demand:

     - changes in the specific products our customers buy;

     - the pace of technological change;

     - variability in our manufacturing yields and productivity; and

     - long lead times for most of our plant and equipment expenditures, requiring major financial commitments well in advance of actual production requirements.

     Our inability to plan our capacity requirements accurately, or our failure to put in place the technologies and capacity necessary to meet market demand, could adversely affect our business, financial condition and results of operations.

 WE MAY NOT BE ABLE TO MANUFACTURE OUR PRODUCTS EFFICIENTLY DUE TO CHANGES IN DEMAND OR TECHNOLOGY, OR OTHER UNFORESEEN EVENTS.

     We manufacture a wide variety of suspension assemblies with different selling prices and manufacturing costs. Our product mix varies weekly as market demand changes. Any substantial variation in product mix can lead to changes in utilization of our equipment and tooling, inventory obsolescence and overstaffing in certain areas, all of which could adversely impact our business, financial condition and results of operations.

     Rapid technological change in the disk drive industry has led to numerous suspension assembly design changes and tighter performance specifications. The resulting suspension assemblies initially are more difficult to manufacture and typically require additional capital expenditures, and may require increased development and support expenses. Manufacturing yields and efficiencies also vary from product to product. Newer products typically have lower initial manufacturing yields and efficiencies as we commence volume manufacturing and thereafter ramp to full production. We have experienced sales returns in the past and as we commence volume manufacturing, or as new features for our products are introduced, or as new manufacturing processes are implemented, we also may in the future experience increased sales returns. We cannot be sure that we will attain our output goals and be profitable with regard to any of our suspension assembly products, including TSA suspensions with additional features currently in development.

     We may need to transfer production of certain suspension assemblies from one manufacturing site to another. In the past, such transfers have lowered initial yields and/or manufacturing efficiencies. This results in higher manufacturing costs. Our manufacturing plants are located in Minnesota, South Dakota and Wisconsin, all of which can experience severe weather. Severe weather has, at times, resulted in lower production and decreased our shipments.

     Our ability to conduct business would be impaired if our workforce were to be unionized or if a significant number of our specialized employees were to leave and we could not replace them with comparable personnel. Our business may be adversely affected if we need to adjust the size of our workforce due to fluctuating demand. The locations of our plants and the broad span and technological complexity of our products and processes limit the number of satisfactory engineering and other candidates for key positions.

 WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

     We attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures. We may not, however, be able to protect our technology adequately. In addition, competitors may be able to develop similar technology independently. Our success depends in large part on trade secrets relating to our proprietary manufacturing processes. We seek to protect these trade secrets and our other proprietary technology in part by requiring each of our employees to enter into non-disclosure and non-competition agreements. In these agreements, the employee agrees to maintain the confidentiality of all of our proprietary information and, subject to certain exceptions, to assign to us all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, we regularly enter into non-disclosure agreements with third parties, such as consultants, suppliers and customers. These agreements may, however, be breached, and we may not have an adequate remedy for any such breach. In addition, our competitors may otherwise learn or independently develop our trade secrets.

     We believe that the patents we hold and may obtain are valuable, but that they will not independently determine our success. Moreover, we may not receive patents for our pending patent applications, and our issued patents may not be broad enough to protect our technology adequately. We compete in an industry with rapid development and technological innovation. We cannot be sure that our future technology will be protectable, or that any patent issued to us will not be challenged, invalidated, circumvented or infringed. In addition, we have only limited patent rights outside the United States, and the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

     In the past, we have entered into licensing and cross-licensing agreements relating to certain of our patents and patent applications allowing some of our competitors to produce products similar to ours in return for either royalty payments or cross-license rights. In November 2001, we entered into cross-license agreements with three suspension assembly suppliers enabling each of them to offer customers in the disk drive industry TSA suspension assemblies based on our proprietary technology. The agreements also include cross-licenses to certain existing and future suspension assembly technology. Should these competitors become successful at producing TSA suspension assemblies at high volume, our demand could be reduced and our business, financial condition and results of operations could be materially adversely affected.

     We and certain users of our products have received, and may receive, communications from third parties asserting patents against us or our customers that may relate to our manufacturing equipment or to our products or to products that include our products as a component. In addition, we and certain of our customers have been sued on patents having claims closely related to products we sell. If any third party makes a valid infringement claim against us and we are unable to obtain a license on terms acceptable to us, our business, financial condition and results of operations could be adversely affected. We expect that, as the number of patents issued continues to increase, the volume of intellectual property claims made against us could increase. We may need to engage in litigation to:

     - enforce patents issued or licensed to us;

     - protect trade secrets or know-how owned by us; or

     - determine the enforceability, scope and validity of the intellectual property rights of others.

     We have litigated claims against a competitive supplier alleging infringement of our patents. We could incur substantial costs in other such litigation or other similar legal actions, which could have a material adverse effect on our business, financial condition and results of operations.

 WE MAY HAVE DIFFICULTY OBTAINING AN ADEQUATE SUPPLY OF RAW MATERIALS AT REASONABLE PRICES.

     We currently can obtain certain types of photoresist, a liquid compound used in the photoetching process, and the stainless steel, coverlay and copper that meet our strict specifications, from only one supplier of each such material. The supplier of stainless steel periodically resets the price of the product we purchase based on fluctuations in the value of the Japanese yen. When it does so, our costs for raw materials may increase. If we could not obtain the materials referred to above in the necessary quantities, with the necessary quality and at reasonable prices, our business, financial condition and results of operations could be materially adversely affected.

 COMPETING TECHNOLOGY MAY REDUCE DEMAND FOR OUR PRODUCTS.

     Certain of our customers use, or may consider using, alternative interconnect technologies that compete with the electrical interconnect features of our TSA suspension assemblies. We cannot be sure that our customers will continue to select TSA suspensions for design into their products instead of alternative interconnect technologies, such as deposition circuitry and flexible circuitry. If our customers accept technologies that compete with TSA suspensions, our business, financial condition and results of operations may be adversely affected.

     Future technological innovations may reduce demand for disk drives. Data storage alternatives that compete with disk drive-based data storage do exist. These storage alternatives include semiconductor (flash) memory, tape memory and optical (DVD and CD) drives. The current core technology for disk drive data storage has been the dominant technology in the industry for many years. This technology could be replaced by an alternate technology in the future. Our business, financial condition and results of operations could be materially adversely affected if the computer industry adopts technology that replaces disk drives as a computer data storage medium.

  WE COULD INCUR SUBSTANTIAL COSTS AS A RESULT OF VIOLATIONS OF OR LIABILITIES UNDER ENVIRONMENTAL LAWS.

     Our operations are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party claims for property damage and personal injury as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits.

 WE MAY NOT BE ABLE TO OBTAIN THE CAPITAL WE NEED TO MAINTAIN OR GROW OUR BUSINESS.

     While our current capital expenditures are not as high as in previous years, we may need significant funds over the next several years to achieve our long-term strategic objectives, and to maintain and enhance our competitive position. We would likely use these funds for capital expenditures, debt service, research and development and working capital. Our business is highly capital intensive. As we moved from conventional suspension assembly production to high-volume TSA suspension production in 1998 and 1999, we required particularly high levels of capital expenditures, including substantial investments in sophisticated manufacturing technologies and automated production equipment for our suspension assemblies. Our total capital expenditures were approximately $32.0 million in 2002, $32.0 million in 2001 and $65.0 million in 2000. We entered into capital leases for production equipment with an estimated fair value of approximately $12.4 million in 2000. We also entered into operating leases for production and other equipment with costs of approximately $5.0 million in 2002, $7.0 million in 2001 and $10.0 million in 2000.


     In our Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2003, we reported that we anticipated spending approximately $50.0 million during 2003 primarily for new program tooling, process technology and capability improvements, increases in TSA suspension production capacity and new business systems. We anticipate that capital expenditures in 2004 will increase due to additional spending for process technology and capability improvements, TSA production capacity and new business systems. We will pursue additional debt or equity financing to supplement our current capital resources if needed beyond 2004. Our ability to obtain additional financing will depend upon a number of factors, including our future performance and financial results and general economic and capital market conditions. We cannot be sure that we will be able to raise additional capital on reasonable terms or at all, if needed.


     Our ability to execute our long-term strategy may depend to a significant degree on our ability to obtain additional long-term debt and equity capital. We have no commitments for additional borrowings, other than our existing credit facility, or for sales of equity, other than under our existing employee benefit plans. We cannot determine the precise amount and timing of our funding needs at this time. We may be unable to obtain future additional financing on terms acceptable to us or at all. If we fail to comply with certain covenants relating to our indebtedness, we may need to refinance our indebtedness to repay it. We also may need to refinance our indebtedness at maturity. We may not be able to obtain additional capital on favorable terms to refinance our indebtedness.

     The following factors could affect our ability to obtain additional financing on favorable terms, or at all:

     - our results of operations;

     - general economic conditions and conditions in the disk drive industry;

     - the perception in the capital markets of our business;

     - our ratio of debt to equity;

     - our financial condition;

     - our business prospects; and

     - changes in interest rates.

     In addition, certain covenants relating to our existing indebtedness impose certain limitations on additional indebtedness. If we are unable to obtain sufficient capital in the future, we may have to curtail our capital expenditures and reduce research and development expenditures. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

 SERVICING OUR EXISTING DEBT MAY CONSTRAIN OUR FUTURE OPERATIONS.


     Our ratio of total debt and capital leases to total capitalization at June 29, 2003 was 27%. Our ability to satisfy our obligations to pay interest and to repay debt is dependent on our future performance. Our performance depends, in part, on prevailing economic conditions and financial, business and other factors, including factors beyond our control. To the extent that we use a substantial portion of our cash flow from operations to pay the principal of, and interest on, our indebtedness, that cash flow will not be available to fund future operations and capital expenditures. Our debt level also may limit our ability to obtain additional financing to fund future capital expenditures, debt service, research and development, working capital and other general corporate requirements. It also could make us more vulnerable to general economic downturns and competitive pressures. We cannot be sure that our operating cash flow will be sufficient to fund our future capital expenditure and debt service requirements or to fund future operations.

 OUR FINANCING AGREEMENTS CONTAIN RESTRICTIVE COVENANTS WITH WHICH WE MAY NOT BE ABLE TO COMPLY.

     We have entered into a number of financing agreements that contain restrictive financial covenants. These covenants require us, among other things, to maintain specified levels of net income, cash availability, tangible net worth and leverage ratios, and also impose certain limitations on additional indebtedness, leases, guarantees and the payment of dividends. Our ability to comply with restrictive financial covenants depends upon our future operating performance. Our future operating performance depends, in part, on general industry conditions and other factors beyond our control. We cannot be sure that we will be able to comply with these covenants in the future, and we may not be successful in renegotiating our financing agreements or otherwise obtaining relief from the covenants. If we default under some or all of our financing agreements, our lenders may require that we immediately repay the full outstanding amount we owe to them. In such event, we may have to pursue alternative financing arrangements. If we are not in compliance with financial covenants in our financing agreements at the end of any fiscal quarter, our future results of operations and liquidity could be materially adversely affected.

                         RISKS RELATED TO THIS OFFERING

 THE NOTES ARE SUBORDINATED TO OUR SENIOR DEBT AND ALL THE OBLIGATIONS OF OUR SUBSIDIARIES.

     The notes are unsecured and subordinated in right of payment to all of our existing and future senior debt. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of the senior debt. As a result, there may not be sufficient assets remaining to pay amounts due on the notes then outstanding. Holders of the notes will be our creditors and not creditors of our subsidiaries. The ability of our creditors to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary's creditors, including trade creditors. The notes, therefore, effectively are subordinated to the liabilities, including trade payables, of our subsidiaries.


     The indenture does not prohibit or limit the incurrence of senior debt or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. As of June 29, 2003, we had approximately $2.0 million of outstanding indebtedness that would have constituted senior debt. As of June 29, 2003, we had no indebtedness that was of the same ranking as the notes. We anticipate that from time to time we will incur additional indebtedness and other liabilities, including senior debt, and that from time to time our subsidiaries will incur additional indebtedness and other liabilities. See "Description of Notes -- Subordination."


 WE ARE NOT REQUIRED BY THE INDENTURE TO COMPLY WITH FINANCIAL COVENANTS.

     The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture.

 THE MARKET PRICE FOR OUR SECURITIES MAY BE VOLATILE.

     The securities of companies in the disk drive industry (including our securities) generally have volatile market prices. If our revenue or earnings in any fiscal quarter fail to meet the investment community's expectations, the market price of our securities could fall. In addition, the market for our securities has experienced significant price and volume fluctuations that are unrelated to our operating results. Future announcements about us and general market conditions may affect the market price of our securities significantly. Future trading prices of our securities may depend on factors beyond our influence such as perceptions of our business and the disk drive industry generally, prevailing interest rates and the market for similar securities. The volatility of market prices for our securities may limit our ability in the future to raise additional capital.

 OUR ABILITY TO REPURCHASE NOTES IF A DESIGNATED EVENT OCCURS IS LIMITED.

     Upon the occurrence of a change of control or a termination of trading (each as defined in this prospectus), each holder of notes will have the right, at the holder's option, to require us to repurchase such holder's notes. If any such event were to occur, there can be no assurance that we would have sufficient funds to pay the repurchase price for all notes tendered by the holders of the notes. In addition, the terms of our existing or future financing or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and also may provide that a designated event, as well as certain other change of control events related to us, would constitute an event of default under such agreements. Moreover, the exercise by holders of the notes of their right to require us to repurchase the notes could cause a default under such agreements, even if the change of control itself does not result in a default under such agreements, due to the financial effect of such repurchase on us. If a designated event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then existing lenders to the purchase of notes or we could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consents or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

 THE TRADING MARKET FOR THE NOTES IS NOT ACTIVE.

     There is no active trading market for the notes. There can be no assurance that an active trading market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

 ANTI-TAKEOVER PROVISIONS OF OUR ARTICLES OF INCORPORATION, BY-LAWS, MINNESOTA LAW AND OUR SHAREHOLDERS' RIGHTS PLAN MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Anti-takeover provisions of our Articles of Incorporation, By-Laws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then-current market price of our common stock. The provisions also may inhibit increases in the market price of our stock that could result from takeover attempts. For example, while we have no present plans to do so, our board of directors, without further shareholder approval, may issue additional shares of our common stock that could have the effect of delaying, deterring or preventing a change in control. The issuance of such stock could adversely affect the voting power of any shares of our common stock issued upon conversion of the notes. In addition, we have a shareholders' rights plan, commonly referred to as a poison pill, which makes it difficult for a person to acquire control of us without the consent of our board of directors.

  YOUR ABILITY TO RECOVER FROM OUR FORMER AUDITORS, ARTHUR ANDERSEN LLP, FOR ANY POTENTIAL FINANCIAL MISSTATEMENTS IS LIMITED.

     On June 13, 2002, the audit committee of our board of directors approved discontinuing the engagement of Arthur Andersen LLP as our independent auditors and engaged Deloitte & Touche LLP to serve as our independent auditors for the fiscal year ended September 29, 2002. Our audited consolidated financial statements as of September 30, 2001 and for each of the years in the two-year period ended September 30, 2001, which are incorporated in this prospectus, were audited by Arthur Andersen LLP, our former independent auditors, as set forth in its report dated November 1, 2001, which is also incorporated in this prospectus.

     Subsequent to completing its audit of, and issuing its report relating to, our consolidated financial statements for the year ended September 30, 2001, Arthur Andersen LLP was convicted in connection with activities relating to its previous work for one of its audit clients and has ceased to audit publicly held companies. We are unable to predict the impact of this conviction or whether other adverse actions may be taken by governmental or private parties against Arthur Andersen LLP. If Arthur Andersen LLP has no assets available for creditors, you may not be able to recover against Arthur Andersen LLP for any claims you may have under securities or other laws as a result of Arthur Andersen LLP's previous role as our independent auditors and as author of the audit report for some of the audited financial statements incorporated in this prospectus.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling security holders of the notes or the shares of common stock issuable upon conversion of the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     For the purpose of computing the ratio of earnings to fixed charges set forth below, earnings (loss) consists of pre-tax income (loss) from operations, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense (estimated at 24% of rental expense). Our ratio of earnings to fixed charges for each of the periods shown is as follows:


                              THIRTY-NINE WEEKS ENDED                               FISCAL YEAR ENDED
                              ------------------------   ------------------------------------------------------------------------
                              PRO FORMA(1)    ACTUAL     PRO FORMA(1)                            ACTUAL
                              ------------   ---------   ------------   ---------------------------------------------------------
                                JUNE 29,     JUNE 29,     SEPT. 29,     SEPT. 29,   SEPT. 30,   SEPT. 24,   SEPT. 26,   SEPT. 27,
                                  2003         2003          2002         2002        2001        2000        1999        1998
                              ------------   ---------   ------------   ---------   ---------   ---------   ---------   ---------
                                                                    (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed
  charges...................     11.67x         7.97x        3.00x        2.04x           --          --      1.86x           --
                                 =====         =====        =====         ====       =======     =======      ====       =======
Deficiency of earnings to
  cover fixed charges.......        --            --           --           --       $63,926     $97,442        --       $70,089
                                 =====         =====        =====         ====       =======     =======      ====       =======


---------------

(1) The pro forma data give effect to the issuance of the notes and the redemption of the 2005 notes as if each had occurred immediately prior to the beginning of the period presented.

                              DESCRIPTION OF NOTES

     We issued the notes under an indenture dated as of February 24, 2003 between us and LaSalle Bank National Association, as trustee. A copy of the indenture and the registration rights agreement referred to below is available as set forth under "Where You Can Find More Information." The following is a summary of material provisions of the indenture and the registration rights agreement and does not purport to be complete. You should refer to all provisions of the indenture and the registration rights agreement, including the definitions of terms contained in those agreements. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. As used in this section, the terms "we," "us" and "our" refer to Hutchinson Technology Incorporated, but not any of our subsidiaries, unless the context requires otherwise.

GENERAL

     The notes are our general unsecured subordinated obligations, mature on March 15, 2010, and are limited to an aggregate principal amount of $150 million. The notes are issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. Exchanges and transfers of the notes will be registered without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

     The notes accrue interest at a rate of 2.25% per annum from February 24, 2003, or from the most recent interest payment date to which interest has been paid or duly provided for. Accrued and unpaid interest will be payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2003. Interest will be paid to the person in whose name a note is registered at the close of business on the March 1 or September 1 (which we refer to as the "record dates") immediately preceding the relevant interest payment date. However, in the case of a note or portion of a note called for redemption on a redemption date, or repurchased in connection with a designated event on a designated event payment date, during the period from a record date to but excluding the next succeeding interest payment date, accrued interest will be payable on such redemption date or designated event payment date (unless such note or portion is converted) to the holder of the note or portion of the note redeemed or repurchased. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     If we do not comply with the deadlines set forth in the registration rights agreement with respect to the registration of the notes or the common stock issuable upon conversion of the notes for resale under a shelf registration statement, holders of the notes and/or the common stock issued upon conversion of the notes will be entitled to liquidated damages as described under "-- Registration Rights" below.

     Principal of, premium, if any, interest and liquidated damages, if any, on the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

     If any interest payment date, liquidated damages payment date or maturity date of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, liquidated damages payment date or maturity date, as the case may be, to the date of that payment on the next succeeding business day. The term "business day" means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York or The City of Chicago are authorized or required by law, regulation or executive order to close.

     We will not pay any additional amounts on the notes to compensate any beneficial owner for any United States tax withheld from payments of principal, interest, premium, if any, or liquidated damages, if any, on the notes.

     Unless specifically provided otherwise, when we use the term "holder" in this prospectus, we mean the person in whose name such note is registered in the security register.

CONVERSION RIGHTS

     The holders of notes are entitled at any time on or before the close of business on the last trading day prior to the maturity date, subject to prior redemption or repurchase, to convert any notes or portions of notes (in denominations of $1,000 or integral multiples of $1,000) into our common stock, at the conversion price of $29.84 per share of common stock (which is approximately equivalent to a conversion rate of 33.5121 shares per $1,000 of notes), subject to adjustment as described below.

     Except as described below, no adjustment will be made on conversion of any notes for interest or liquidated damages, if any, accrued on such notes or for dividends on any common stock issued. If notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, interest payable on that interest payment date will be payable on that interest payment date notwithstanding the conversion, and the interest will be paid to the holder of the note on the applicable record date. If notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, those notes must be accompanied by funds equal to the interest and liquidated damages, if any, payable on the succeeding interest payment date on the principal amount so converted (except that a holder may reduce such payment by the amount of any existing payment default in respect of those notes). Accordingly, under those circumstances, the holder of the converted notes will not receive any interest payment for the period from the next preceding interest payment date to the date of conversion.

     We are not required to issue fractional shares of common stock upon conversion of notes and, in lieu of fractional shares, we will pay a cash adjustment based upon the market price of the common stock on the last trading day prior to the date of conversion.

     In the case of notes called for redemption, conversion rights will expire at the close of business on the trading day preceding the date fixed for redemption, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date the default is cured. In the event any holder exercises its right to require us to repurchase notes upon a designated event, such holder's conversion right will terminate on the close of business on the designated event offer termination date (as defined in the indenture), unless we default on the payment due upon repurchase or the holder elects to withdraw its election to have the notes repurchased in accordance with the requirements of the indenture. See
"-- Repurchase at Option of Holders Upon a Designated Event."

     The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. A notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to the Depository Trust Company (which we refer to as "DTC") the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     The conversion price is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

          (1) the issuance of common stock as a dividend or distribution on common stock;

          (2) certain subdivisions and combinations of the common stock;

          (3) the issuance to all or substantially all holders of common stock of certain rights or warrants to purchase common stock at a price per share less than the then current market price (as defined in the indenture);

          (4) the dividend or other distribution to all holders of common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness, cash or other assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or those dividends or other distributions paid exclusively in cash);

          (5) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) or cash distributed upon an event to which the second succeeding paragraph applies) to all holders of common stock to the extent such distributions, combined together with:

        - all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus

        - any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the record date for such distribution; and

          (6) the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the aggregate consideration, together with:

        - any cash and the fair market value of any other consideration payable in any other tender offer by us or our subsidiaries expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus

        - the aggregate amount of any such all-cash distributions referred to in clause (5) to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

     We may, instead of making any required adjustment in the conversion price under clause (3) or (4), make proper provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to the shares of common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (4), interest accrued as a consequence of the investment, in U.S. Government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive.

     In the case of:

     - any reclassification or change of our common stock or

     - a consolidation, merger, share exchange or combination involving us or a sale or conveyance of our property and assets as an entirety or substantially as an entirety,

in each case as a result of which holders of our common stock receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance (assuming, in a case in which our shareholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount of consideration received per share by a plurality of non-electing shares). Some of the foregoing events may also constitute or result in a designated event requiring us to offer to repurchase the notes. See "-- Repurchase at Option of Holders Upon a Designated Event."

     In the event of a taxable distribution to holders of common stock, or other transaction, that results in any adjustment of the conversion price, the holders of notes may, in some circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. See "Material United States Federal Income Tax Considerations."

     We may, from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days notice of the decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination will be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

     No adjustment in the conversion price will be required unless the adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

SUBORDINATION

     The payment of principal of, premium, if any, interest and liquidated damages, if any, on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or other payment satisfactory to our senior debt holders of all of our senior debt, whether outstanding on the date of the indenture or thereafter incurred. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of notes will be entitled to receive any payment with respect to the notes.

     In the event of any acceleration of the notes because of an event of default, the holders of our senior debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of the notes are entitled to receive any payment or distribution in respect of the notes. If payment of the notes is accelerated because of an event of default, we or the trustee will promptly notify the holders of our senior debt or the trustee(s) for such senior debt of the acceleration.

     No payment on account of principal of, premium, interest and liquidated damages, if any, on or any other amounts due on the notes, including, without limitation, any designated event payment, and no redemption, repurchase or other acquisition of the notes may be made unless

     - full payment of amounts then due on all of our designated senior debt has been made or duly provided for pursuant to the terms of the instrument governing such designated senior debt, and

     - at the time of, or immediately after giving effect to, any such payment, redemption, repurchase or other acquisition, there does not exist under any designated senior debt or any agreement pursuant to which any designated senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such designated senior debt being declared due and payable.

     In addition, the indenture provides that if any of the holders of our designated senior debt provide notice (which we refer to as a "payment blockage notice") to us and the trustee that a non-payment default has occurred giving the holder of such designated senior debt the right to accelerate the maturity thereof, no payment on the notes and no repurchase, redemption or other acquisition of the notes will be made for the period ending on the earliest of

     - the date on which such event of default shall have been cured or waived,

     - 179 days from the date the payment blockage notice is received, and

     - the date the payment blockage notice is withdrawn by the holders of our designated senior debt.

     Notwithstanding the foregoing (but subject to the provisions described above limiting payment on the notes in certain circumstances), unless the holders of such designated senior debt or the representative of such holders shall have accelerated the maturity of such designated senior debt, we may resume payments on the notes after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to one or more issues of designated senior debt during such period.

     By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of our senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrences of any event of default under the indenture.

     Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) is effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.


     As of June 29, 2003, we had approximately $2.0 million of outstanding senior debt. As of June 29, 2003, we had had no indebtedness that was of the same ranking as the notes. The indenture does not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.


     In the event that, notwithstanding the foregoing, the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the subordination terms of the indenture, whether in cash, property or securities, including by way of set-off or otherwise, in respect of the notes before all of our senior debt is paid in full in cash or other payment satisfactory to the holders of such senior debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior debt, and will be immediately paid over or delivered to the holders of our senior debt or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of our senior debt.

     "Designated senior debt" means (1) indebtedness outstanding under our variable rate demand note (and related letter of credit) with the City of Hutchinson and (2) any particular senior debt which has at the time of the payment event of default or the giving of the payment blockage notice, as the case may be, an aggregate outstanding principal amount in excess of $5 million, if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be "designated senior debt" for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt).

     "Senior debt" means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any of our indebtedness (including, without limitation, any obligations in respect of such indebtedness and any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions, refinancings or refundings of, or amendments, modifications or supplements to the foregoing). However, senior debt does not include:

     - any liability for federal, state, local or other taxes owed or owing by us;

     - our indebtedness to any of our subsidiaries;

     - our trade payables and accrued expenses (including, without limitation, accrued compensation) for goods, services or materials purchased or provided in the ordinary course of business; and

     - any particular indebtedness in which the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the notes.

OPTIONAL REDEMPTION

     On or after March 20, 2008, the notes may be redeemed at our option, in whole or from time to time in part, on not less than 30 nor more than 60 days' prior written notice to the holders by first class mail, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period beginning March 15 of each year indicated (March 20 with respect to 2008), plus accrued and unpaid interest and liquidated damages, if any, to but excluding the date fixed for redemption:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2008........................................................    100.64%
2009........................................................    100.32%

     If less than all the notes are to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not so listed, on a pro rata basis by lot or by any other method that the trustee considers fair and appropriate. The trustee may select for redemption a portion of the principal of any note that has a denomination larger than $1,000. Notes and portions of notes will be redeemed in the amount of $1,000 or integral multiples of $1,000. The trustee will make the selection from notes outstanding and not previously called for redemption; provided that if a portion of a holder's notes are selected for partial redemption and such holder converts a portion of such notes, such converted portion will be deemed to be taken from the portion selected for redemption.

     Provisions of the indenture that apply to the notes called for redemption also apply to portions of the notes called for redemption. If any note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. Upon surrender of a note that is redeemed in part only, we will execute and the trustee will authenticate and deliver to the holder a new note equal in principal amount to the unredeemed portion of the note surrendered.

     On and after the redemption date, unless we default in the payment of the redemption price, interest and liquidated damages, if any, will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set apart for payment. In the case of notes or portions of notes redeemed on a redemption date that is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.

     The notes are not entitled to any sinking fund.

REPURCHASE AT OPTION OF HOLDERS UPON A DESIGNATED EVENT

     Upon the occurrence of a designated event, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such holder's notes pursuant to the offer described below (which we refer to as the "designated event offer") at an offer price in cash equal to 100% of their aggregate principal amount plus accrued and unpaid interest and liquidated damages, if any, on such notes to but excluding the repurchase date (which we refer to as the "designated event payment"). Within 20 days following any designated event, we will mail a notice to each holder describing the transactions that constitute the designated event and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice.

     We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a designated event. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

     On the date specified for termination of the designated event offer, we will, to the extent lawful:

     - accept for payment all notes or portions of the notes properly tendered pursuant to the designated event offer;

     - deposit with the paying agent an amount equal to the designated event payment in respect of all notes or portions of the notes so tendered; and

     - deliver or cause to be delivered to the trustee the notes so accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of the notes being purchased by us.

     On the date specified for payment of the designated event payment (which we refer to as the "designated event payment date"), which may not be later than 60 days following the designated event, the paying agent will promptly mail to each holder of notes so accepted the designated event payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

     The foregoing provisions would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

     The right to require us to repurchase notes as a result of a designated event could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of us unless arrangements have been made to enable us to repurchase all the notes at the designated event payment date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by our board of directors or is favorable to the shareholders), the assumption of control by a holder of a large block of our shares and the removal of incumbent management. Such right may also limit a shareholder's ability to realize a premium over the market price of the common stock in connection with any such transaction.

     Except as described above with respect to a designated event, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into transactions, including refinancings, recapitalizations, acquisitions, the sale of all or substantially all of our assets, liquidation or similar transactions, that would not constitute a designated event under the indenture, but that would increase the amount of our senior debt or other indebtedness outstanding at the time or substantially reduce or eliminate our assets.

     The terms of our existing or future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a designated event, as well as other change of control events related to us, would constitute an event of default under such agreements. In addition, even if such event of default did not occur under the senior debt, the repurchase right itself could create an event of default under the senior debt. The occurrence of such event of default could cause any repurchase of the notes, absent a waiver, to be blocked by the subordination provisions of the notes. If a designated event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then-existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture, which may, in turn, constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In any such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

     A "designated event" will be deemed to have occurred upon a change of control or a termination of trading.

     A "change of control" will be deemed to have occurred when:

     - any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of our then outstanding voting stock;

     - we consolidate with or merge into any other corporation, any other corporation merges into us, or we effect a share exchange, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our shareholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before such transaction;

     - we, or we and our subsidiaries taken as a whole, sell, assign, convey, transfer or lease all or substantially all of our assets, or our assets and those of our subsidiaries taken as a whole, as applicable (other than to one or more of our wholly-owned subsidiaries);

     - any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, a successor corporation to us); or

     - any time we undertake a liquidation, dissolution, or winding up.

However, a change of control under the first three bullet points above will not be deemed to have occurred if:

     - the daily market price per share of common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control under the first bullet point above) or the period of 10 consecutive trading days ending immediately before the change of control (in the case of a change of control under the second and third bullet above) shall equal or exceed 105% of the conversion price of the notes in effect on the date of the change of control or the public announcement of the change of control, as applicable; or

     - at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market.

     The definition of change of control includes a phrase relating to the sale, assignment, lease, transfer or conveyance of "all or substantially all" of our assets or our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase notes as a result of a lease, transfer or conveyance of less than all of our assets and/or those of our subsidiaries to another person or group may be uncertain.

     "Continuing directors" means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the date of the indenture or (ii) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

     A "termination of trading" will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market.

MERGER AND CONSOLIDATION

     The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets to another corporation, person or entity as an entirety or substantially as an entirety unless:

     - either (i) we shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation, merger or share exchange (if other than us) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (x) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, premium, if any, interest and liquidated damages, if any, on all the notes and the performance of each of our covenants under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

     - immediately after such transaction no default or event of default exists; and

     - we or such successor person shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which individually or in the aggregate constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.

     Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if the successor had been named as us in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement that we entered into with the initial purchasers of the notes, we have filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resales by holders of the notes and common stock issued upon conversion of the notes.

     Our obligation to keep the shelf registration statement continuously effective expires upon the earliest of:

     - February 26, 2005, the second anniversary of the last date on which any notes were issued to the initial purchasers;

     - the date on which all the notes and the common stock issuable upon conversion of the notes may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; and

     - the date as of which all the notes or the common stock issuable upon conversion of the notes have been sold either under Rule 144 under the Securities Act (or any similar provision then in force) or pursuant to the shelf registration statement.

     If the shelf registration statement ceases to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale of transfer restricted securities for a period of time (including any suspension period) which exceeds 60 days in the aggregate in any 12-month period during the period we are required to keep the shelf registration statement continuously effective (which we refer to as a "registration default"), we will pay liquidated damages to each holder of transfer restricted securities which has complied with its obligations under the registration rights agreement.

     The amount of liquidated damages payable during any period in which a registration default has occurred and is continuing is that amount which is equal to

     - 0.25 percent (or 25 basis points) per annum per $1,000 principal amount of notes or $2.50 per annum per 33.5121 shares of our common stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting transfer restricted securities, for the first 90 days during which a registration default has occurred and is continuing, and

     - 0.50 percent (or 50 basis points) per annum per $1,000 principal amount of notes or $5.00 per annum per 33.5121 shares of our common stock (subject to adjustment as set forth above) constituting transfer restricted securities for any additional days during which such registration default has occurred and is continuing.

We have agreed to pay all accrued liquidated damages on each date specified in the registration rights agreement. Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

     "Transfer restricted securities" means each note and any share of our common stock issued or issuable upon conversion of the notes until the date on which such note or share, as the case may be:

     - has been transferred pursuant to the shelf registration statement or another registration statement covering such note or share which has been filed with the SEC pursuant to the Securities Act, in either case after such registration statement has become, and while such registration statement is, effective under the Securities Act;

     - has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force); or

     - may be sold or transferred pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision promulgated by the SEC).

     A holder of notes or our common stock issuable upon conversion of the notes that sells such securities pursuant to a shelf registration statement:

     - will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers;

     - will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and

     - will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

     We will be permitted to suspend the use of this prospectus for a period not to exceed 60 days (whether or not consecutive) in any twelve-month period (which we refer to as a "suspension period") under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We will pay all expenses of the shelf registration statement; however, each holder will be required to bear the expense of any broker's commission, agency fee or underwriter's discount or commission.

EVENTS OF DEFAULT AND REMEDIES

     An event of default is defined in the indenture as being:

          (1) default in payment of the principal of, or premium, if any, on the notes, whether or not such payment is prohibited by the subordination provisions of the indenture;

          (2) default for 30 days in payment of any installment of interest on or liquidated damages, if any, with respect to the notes, whether or not such payment is prohibited by the subordination provisions of the indenture;

          (3) default in the payment of the designated event payment in respect of the notes on the date for such payment, whether or not such payment is prohibited by the subordination provisions of the indenture;

          (4) failure to provide timely notice of a designated event;

          (5) default by us for 60 days after notice in the observance or performance of any other covenants in the indenture;

          (6) default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our subsidiaries (or the payment of which is guaranteed or secured by us or any of our subsidiaries), which default

             - is caused by a failure to pay when due any principal of such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or

             - results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled,

     and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates $10,000,000 or more and such payment default is not cured or such acceleration is not annulled within 30 days after notice;

          (7) failure by us or any of our material subsidiaries to pay final, nonappealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $10,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry; or

          (8) certain events involving our bankruptcy, insolvency or reorganization or that of any of our material subsidiaries.

     If an event of default (other than an event of default specified in clause
(8) with respect to us) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of, premium, if any, and accrued and unpaid interest and liquidated damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary, but subject to the provisions limiting payment described in "-- Subordination." If any event of default specified in clause (8) occurs with respect to us, all unpaid principal of, premium, if any, and accrued and unpaid interest and liquidated damages, if any, on the notes then outstanding will automatically become due and payable, subject to the provisions described in "-- Subordination," without any declaration or other act on the part of the trustee or any holder of notes.

     Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. A holder of a note will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

     - such holder has previously given the trustee written notice of a continuing event of default;

     - the holders of at least 25% in aggregate principal amount of the notes have made a written request of, and offered reasonable indemnification to, the trustee to begin such proceeding;

     - the trustee has not started such proceeding within 30 days after receiving the request; and

     - the trustee has not received directions inconsistent with such request from the holders of a majority in aggregate principal amount of the notes during those 30 days.

     Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, premium, if any, interest or liquidated damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, premium, if any, interest and liquidated damages, if any, on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

     Except as provided in the next sentence, the holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, premium, if any, interest or liquidated damages, if any, on the notes (other than the nonpayment of principal of, premium, if any, interest and liquidated damages, if any, that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes. A waiver of any of the provisions of Article 11 of the indenture (which relates to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if such waiver would adversely affect the holders of the notes.

     We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

BOOK-ENTRY; DELIVERY AND FORM; GLOBAL NOTES

     Notes are represented by global notes in definitive, fully-registered form without interest coupons, deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

     Except in the limited circumstances described below, holders of notes represented by interests in the global notes will not be entitled to receive notes in definitive form.

     If we redeem less than all of the global notes, we have been advised that it is DTC's practice to determine by lot the amount of the interest of each participant in the global notes to be redeemed.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York and a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and Clearstream Banking, societe anonyme ("Clearstream") and securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global notes other than participants). Interest in the global notes may be more difficult to pledge because of the lack of a physical note.

     So long as DTC or its nominee is the registered holder and owner of the global notes, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global notes for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global notes will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global notes or the indenture. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any actions that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global notes will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

     Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we nor the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global notes. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

     Unless and until they are exchanged in whole or in part for notes in definitive form, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a global note through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

     Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, Euroclear and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account the

DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global notes for notes in definitive form, which it will distribute to its participants.

     If DTC is at any time unwilling to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days of becoming aware that DTC has ceased to be a registered clearing agency, we will issue notes in fully registered, definitive form in exchange for the global notes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

     - reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

     - reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or mandatory repurchase of the notes;

     - reduce the rate of or change the time for payment of interest or liquidated damages on any notes;

     - waive a default or event of default in the payment of principal of or premium, if any, interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

     - make any note payable in money other than that stated in the indenture and the notes;

     - make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, premium, if any, interest or liquidated damages, if any, on the notes;

     - waive a redemption or mandatory repurchase payment with respect to any note;

     - except as permitted by the indenture, increase the conversion price or, other than as set forth in the second succeeding paragraph, modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

     - make any change to the abilities of holders of notes to enforce their rights under the indenture.

     In addition, any amendment to the provisions of Article 11 of the indenture (which relates to subordination) will require (1) the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if such amendment would adversely affect the rights of holders of notes and (2) the consent of each holder of senior debt if such amendment would diminish the rights of such holder of senior debt.

     Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

     - cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

     - provide for uncertificated notes in addition to or in place of certificated notes;

     - provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under "-- Merger and Consolidation";

     - provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

     - reduce the conversion price;

     - evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

     - make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

     - comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

SATISFACTION AND DISCHARGE

     We may discharge our obligations under the indenture (excluding certain obligations, such as the obligation to make principal and interest payments in respect of the notes and to issue common stock upon conversion of the notes) while notes remain outstanding if

     - all outstanding notes will become due and payable at their scheduled maturity within one year, or

     - all outstanding notes are scheduled for redemption within one year or are delivered to the trustee for conversion in accordance with the indenture and, in either case, we have

     - deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption, and

     - paid all other sums then payable by us under the indenture.

GOVERNING LAW

     The indenture provides that the notes are governed by, and will be construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption or repurchase or surrendered for conversion. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

     The registered holder of a note will be treated as the owner of it for all purposes.

REPORTS

     Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file with the SEC and furnish to the trustee and the holders of notes all quarterly and annual financial information (without exhibits) required to be contained in a filing on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the SEC if it does not permit such filing.

THE TRUSTEE

     The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

     The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

NO RECOURSE AGAINST OTHERS

     None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     This section summarizes material U.S. Federal income tax consequences to holders of notes and the common stock issuable upon conversion of the notes. However, the discussion is limited in the following ways:

     - The discussion only covers you if you hold your notes or the common stock issuable upon conversion of the notes as capital assets (that is, for investment purposes), and if you do not have a special tax status. For example, this discussion does not cover you if you are a bank, thrift, real estate investment trust, regulated investment company, insurance company, S corporation, dealer in securities or currencies, tax-exempt investor, or if you hold your notes or the common stock issuable upon conversion of the notes as part of a hedge, conversion or constructive sale transaction, straddle, "synthetic security" or other integrated transaction for U.S. Federal income tax purposes, or if your functional currency is not the U.S. dollar. Furthermore, in general, this discussion does not address the tax consequences applicable to you if you are treated as a partnership or other passthrough entity for U.S. Federal income tax purposes, or if you hold your notes or common stock through a partnership or passthrough entity.

     - The discussion does not cover all of the tax consequences that may be relevant to you in light of your particular tax situation.

     - This summary is for general purposes only; it does not address all potential tax considerations, and it does not provide a complete or detailed discussion of the matters that are discussed below. The information provided below is based on existing and generally applicable U.S. Federal income tax authorities, including the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions and administrative pronouncements. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service (the "IRS") or the courts might interpret the existing authorities differently.

     - The discussion does not cover any alternative minimum tax consequences, U.S. Federal estate or gift tax laws or the laws of any state, local or foreign government that may be applicable to the notes or the common stock issuable upon conversion of the notes.

     - We have not requested a ruling from the IRS on the tax consequences of owning the notes or the common stock issuable upon conversion of the notes. As a result, the IRS could disagree with portions of this discussion.

     A "U.S. Holder" is a citizen or resident of the United States or a domestic corporation or a person or entity who is otherwise subject to U.S. Federal income tax on a net income basis in respect of the notes or the common stock issuable upon conversion of the notes. All references to "holders" (including U.S. Holders) in this section are to beneficial owners of the notes or the common stock issuable upon conversion of the notes.

     The term "Non-U.S. Holder" refers to any beneficial owner of a note or the common stock issuable upon conversion of the notes who or which is not a U.S. Holder.

     IF YOU ARE CONSIDERING BUYING NOTES, WE URGE YOU TO CONSULT YOUR TAX ADVISOR ABOUT THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE CONVERSION OF THE NOTES INTO COMMON STOCK, AND THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION.

U.S. HOLDERS

     Taxation of Interest. U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. Federal income tax purposes.

     Sale, Exchange or Redemption of Notes. On the sale, exchange (other than by exercise of the conversion right) or redemption of your note:

     - You will have taxable gain or loss equal to the difference between the amount that you receive (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the note. Subject to the market discount and amortizable premium rules discussed below, your adjusted tax basis in the note will generally be equal to the amount you paid for the note.

     - Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the note for more than one year. Long-term capital gains of individual taxpayers are generally taxed at favorable rates relative to the rates imposed on ordinary income. Short-term capital gains (capital gains other than long-term capital gains) recognized by non-corporate taxpayers and generally all capital gains recognized by corporate taxpayers are taxable at the same tax rates as are imposed on ordinary income. The deductibility of capital losses is subject to limitations.

     Conversion of Notes into our Common Stock. If you convert your notes into our common stock:

     - You generally will not recognize any income, gain or loss on the conversion of the notes into our common stock, except if you receive cash in lieu of a fractional share.

     - Your tax basis in our common stock received upon conversion of the notes will be equal to your aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share.

     - The holding period of the common stock you receive upon conversion of notes generally will include the period during which you held the notes prior to the conversion.

     - Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if you held the notes for more than one year at the time of conversion.

     Market Discount. The resale of the notes or common stock issuable upon conversion of the notes may be affected by the impact on a purchaser of the "market discount" provisions of the Internal Revenue Code. For this purpose, the market discount on the notes generally will be equal to the amount, if any, by which the stated redemption price at maturity of the notes immediately after acquisition exceeds your adjusted tax basis in the notes. Subject to a de minimis exception, these provisions generally require a U.S. Holder who acquires notes at a market discount to treat as ordinary income any gain recognized on the disposition of such notes to the extent of the "accrued market discount" on such notes at the time of maturity or disposition, unless the holder elects to include accrued market discount in income over the life of the notes.

     This election to include market discount in income over the life of the notes, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the notes at the time of acquisition, or, at the election of the holder, under a constant-yield method. If an election is made, it will apply only to the notes with respect to which it is made, and may not be revoked. A U.S. Holder who acquires notes at a market discount and who does not elect to include accrued market discount in income over the life of the notes may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the notes until maturity or until such notes are disposed of in a taxable transaction. If a U.S. Holder acquires notes with market discount and receives our common stock upon conversion of such notes, the amount of accrued market discount not previously included in income with respect to the converted notes through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

     Amortizable Premium. A U.S. Holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the note's maturity date under a constant-yield method (with a corresponding decrease in tax basis). Amortizable premium, however, will not include any premium attributable to a note conversion feature.

     The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize a premium on a constant-yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

     Distributions on our Common Stock. Distributions on our common stock will constitute dividends for U.S. Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. Federal income tax principles and will be taxable at ordinary income tax rates. If you are a U.S. corporation, dividends paid to you may qualify for the dividends-received deduction.

     To the extent that you receive distributions on our common stock that would otherwise constitute dividends for U.S. Federal income tax purposes, but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces your basis in the common stock. Any distribution in excess of your basis in the common stock will be treated as capital gain.

     Deemed Distributions. The conversion rate of the notes is subject to adjustment under certain circumstances, as described under "Description of Notes -- Conversion Rights." Adjustments to the conversion rate made pursuant to the appropriate adjustment formula which have the effect of preventing the dilution of the interests of the holders of the notes generally will not be considered to result in a constructive distribution of stock where the adjustment does not compensate holders of notes for taxable distributions to holders of our common stock. However, certain adjustments to the conversion rate may cause you to be treated as having received a distribution, even though you do not receive any cash or property, and whether or not you ever exercise the conversion right. For example, an increase in the conversion rate of the notes in the event of a distribution of our evidences of indebtedness to holders of our common stock or in the event of an extraordinary cash dividend generally will result in a deemed distribution to U.S. Holders of notes. Such a distribution would be taxable to you as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under "-- U.S. Holders -- Distributions on our Common Stock."

     Sale or Exchange of Common Stock. Except as described above under "Market Discount", if you sell or exchange your shares of our common stock, you will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in those shares. Any such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the shares of common stock for more than one year.

NON-U.S. HOLDERS

     Taxation of Interest. Payments of interest on a note will not be subject to U.S. Federal withholding tax when such interest is effectively connected with your conduct of a trade or business in the United States. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. Holder with respect to interest payments on a note if such interest is effectively connected with your conduct of a trade or business in the United States and you complete IRS Form W-8ECI. Payments of interest not effectively connected with your conduct of a trade or business in the United States will not be subject to U.S. Federal withholding tax, provided that in the case of an interest payment:

     - you do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;

     - you are not a controlled foreign corporation that is related to us within the meaning of U.S. Federal income tax laws; and

     - you are either (A) the beneficial owner of the note and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on an IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of your trade or business (a "financial institution") and holds notes, and you certify under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner or by a financial institution between you and the beneficial owner and you furnish the payor with a copy thereof, unless in each case the payor or agent knows or has reason to know that you are not entitled to an exemption.

     If you do not satisfy these requirements, U.S. Federal withholding tax may be reduced or eliminated under an applicable tax treaty assuming you properly certify your entitlement to the benefit under such treaty. Additional exemptions may also apply to holders who hold their notes through "qualified intermediaries" within the meaning of U.S. federal income tax laws.

     The gross amount of payments of interest to a Non-U.S. Holder that do not qualify for an exemption will be subject to U.S. Federal withholding tax at the rate of 30%.

     Conversion of the Notes into our Common Stock. Conversion of the notes into our common stock generally will not be a taxable event to you. To the extent you receive cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to a gain that would be subject to the rules described below under "-- Gain on Disposition of the Notes and Common Stock."

     Dividends. Dividends, if any, paid on the common stock to you, and any deemed dividends resulting from an adjustment to the conversion price (see
"-- U.S. Holders -- Deemed Distributions" above), generally will be subject to a 30% U.S. Federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits. However, except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade or business in the United States. You will not be entitled to a reduction in or an exemption from U.S. Federal withholding tax if the payor or agent knows or has reason to know that you are not entitled to a reduction or exemption.

     Gain on Disposition of the Notes and Common Stock. You generally will not be subject to U.S. Federal income tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of our common stock, unless:

     - you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and certain other requirements are met;

     - the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with your conduct of a trade or business in the United States or, if you are a treaty resident, attributable to a permanent establishment or a fixed base in the United States; or

     - you are subject to the provisions of U.S. tax law applicable to certain United States expatriates.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. Payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock issuable upon conversion of the notes may be subject to U.S. Federal backup withholding tax at the applicable rate (currently 30%) if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding. Such payments are generally subject to information reporting whether or not withholding applies. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. Federal income tax liability provided the required information is furnished to the IRS.

     Non-U.S. Holders. A Non-U.S. Holder may be required to comply with certification procedures to establish that the holder is not a United States person in order to avoid U.S. Federal backup withholding tax or information reporting with respect to our payment of principal and interest on the notes, or the proceeds of the sale or other disposition of the notes. In addition, we must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to and the tax withheld (if any) with respect to such Non-U.S. Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF ANY CHANGE OR PROPOSED CHANGE IN APPLICABLE LAWS.

                            SELLING SECURITYHOLDERS

     We originally issued the notes on February 24, 2003 and February 26, 2003. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

     The table below sets forth the name of each selling securityholder and the principal amount of notes and shares of common stock issuable upon conversion of the notes owned by each selling securityholder that may be offered pursuant to this prospectus. To our knowledge and based on representations made by the selling securityholders, none of the selling securityholders (other than Salomon Smith Barney Inc.) has had any material relationship with us or any of our affiliates within the past three years. Salomon Smith Barney Inc. and its affiliates have engaged in various general financing and banking transactions with us and our affiliates in the past and may do so from time to time in the future.

     We have prepared the table below based on information given to us by the selling securityholders on or prior to August 1, 2003.

                                                                                 NUMBER OF SHARES
                                                                                 OF COMMON STOCK
                                                                                  ISSUABLE UPON
                                                              PRINCIPAL AMOUNT    CONVERSION OF
                                                               OF NOTES THAT      NOTES THAT MAY
NAME OF SELLING SECURITYHOLDER                                 MAY BE SOLD(1)       BE SOLD(2)
------------------------------                                ----------------   ----------------
AIG/National Union Fire Insurance...........................    $    275,000            9,215
Akela Capital Master Fund Ltd. .............................       6,500,000          217,828
Alexandra Global Master Fund, LTD(3)........................      25,000,000          837,801
Alexian Brothers Medical Center.............................         120,000            4,021
Allstate Insurance Company(4)(5)............................         750,000           25,134
American Investors Life Insurance Co. ......................         400,000           13,404
Arbitex Master Fund, L.P.(5) ...............................       6,500,000          217,828
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd. ...       3,000,000          100,536
Argent Classic Convertible Arbitrage Fund L.P.(6) ..........       1,500,000           50,268
Argent Lowlev Convertible Arbitrage Fund LLC................         400,000           13,404
Argent Low Lev Convertible Arbitrage Fund Ltd. .............       2,500,000           83,780
Attorneys Title Insurance Fund..............................          80,000            2,680
Aventis Pension Master Trust................................         170,000            5,697
Bancroft Convertible Fund, Inc..............................       1,000,000           33,512
Boilermaker-Blacksmith Pension Trust........................       1,500,000           50,268
Boilermakers Blacksmith Pension Trust.......................         775,000           25,971
BP Amoco PLC Master Trust...................................         542,000           18,163
Calamos Convertible Growth and Income Fund -- Calamos
  Investment Trust(7).......................................      11,000,000          368,632
The California Wellness Foundation..........................         270,000            9,048
CEMEX Pension Plan..........................................         140,000            4,691
Chrysler Corporation Master Retirement Trust................         355,000           11,896
CIBC World Markets(6).......................................       1,700,000           56,970
Citigroup Global Markets FMR Salomon Smith Barney(6)........       2,090,000           70,040
City of Albany Pension Plan.................................          95,000            3,183
City of Knoxville Pension System............................         200,000            6,702
DBAG London(5)..............................................       6,550,000          219,504
Delaware PERS...............................................         875,000           29,323
Delta Airlines Master Trust.................................         950,000           31,836

                                                                                 NUMBER OF SHARES
                                                                                 OF COMMON STOCK
                                                                                  ISSUABLE UPON
                                                              PRINCIPAL AMOUNT    CONVERSION OF
                                                               OF NOTES THAT      NOTES THAT MAY
NAME OF SELLING SECURITYHOLDER                                 MAY BE SOLD(1)       BE SOLD(2)
------------------------------                                ----------------   ----------------
Delta Airlines Master Trust--CV.............................    $     95,000            3,183
Delta Pilots Disability and Survivorship Trust..............         270,000            9,048
Delta Pilots Disability & Survivorship Trust--CV............          55,000            1,843
Dodeca Fund, L.P. ..........................................       1,100,000           36,863
Dorinco Reinsurance Company.................................         510,000           17,091
The Dow Chemical Company Employees' Retirement Plan.........       1,800,000           60,321
Duke Endowment..............................................         155,000            5,194
Ellsworth Convertible Growth and Income Fund, Inc...........       1,000,000           33,512
The Fondren Foundation......................................         100,000            3,351
Grace Convertible Arbitrage Fund, Ltd.(5) ..................       5,250,000          175,938
Guggenheim Portfolio Co. XV, LLC............................         500,000           16,756
Helix Convertible Arbitrage Master Fund LP..................       2,500,000           83,780
HighBridge International LLC(8).............................       9,250,000          309,986
Hotel Union & Hotel Industry of Hawaii Pension Plan.........         241,000            8,076
ICI American Holdings Trust.................................         195,000            6,534
Jefferies & Company Inc.(6) ................................          11,000              368
JMG Capital Partners, LP....................................       6,750,000          226,206
JMG Triton Offshore Fund, Ltd. .............................       6,750,000          226,206
KBC Financial Products USA Inc.(6)..........................       1,265,000           42,392
Kettering Medical Center Funded Depreciation Account........          90,000            3,016
Knoxville Utilities Board Retirement System.................          85,000            2,848
LLT Limited.................................................         190,000            6,367
Louisiana Workers' Compensation Corporation.................         380,000           12,734
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent..........         600,000           20,107
Macomb County Employees' Retirement System..................         200,000            6,702
Man Convertible Bond Master Fund, Ltd. .....................       3,846,000          128,887
Microsoft Corporation.......................................         155,000            5,194
Morgan Stanley Convertible Securities Trust(5)..............       1,000,000           33,512
Motion Picture Industry Health Plan - Active Member Fund....          30,000            1,005
Motion Picture Industry Health Plan - Retiree Member Fund...          15,000              502
OCM Convertible Trust.......................................         280,000            9,383
Partner Reinsurance Company Ltd.............................          90,000            3,016
Port Authority of Allegheny County Retirement and Disability
  Allowance Plan for the Employees Represented by Local 85
  of the Amalgamated Transit Union..........................         450,000           15,080
Prudential Insurance Co of America..........................          55,000            1,843
Qwest Occupational Health Trust.............................          35,000            1,172
RAM Trading, LTD............................................       4,000,000          134,048
RCG Halifax Master Fund, LTD................................         300,000           10,053
RCG Latitude Master Fund, LTD...............................       2,075,000           69,537
RCG Multi Strategy Master Fund, LTD.........................         300,000           10,053
Ramius Master Fund, LTD.....................................       2,075,000           69,537

                                                                                 NUMBER OF SHARES
                                                                                 OF COMMON STOCK
                                                                                  ISSUABLE UPON
                                                              PRINCIPAL AMOUNT    CONVERSION OF
                                                               OF NOTES THAT      NOTES THAT MAY
NAME OF SELLING SECURITYHOLDER                                 MAY BE SOLD(1)       BE SOLD(2)
------------------------------                                ----------------   ----------------
Ramius Partners II, LP......................................    $    200,000            6,702
S.A.C. Capital Associates, LLC..............................         750,000           25,134
St. Thomas Trading, Ltd.(5).................................       6,404,000          214,611
SCI Endowment Care Common Trust Fund - First Union..........          40,000            1,340
SCI Endowment Care Common Trust Fund - National Fiduciary
  Services..................................................         200,000            6,702
SCI Endowment Care Common Trust Fund - Suntrust.............          80,000            2,680
South Dakota Retirement System..............................       2,000,000           67,024
Southern Farm Bureau Life Insurance.........................         460,000           15,415
Sphinx Convertible Arb Fund SPC.............................         178,000            5,965
State Employees' Retirement Fund of the State of Delaware...         120,000            4,021
State of Oregon/Equity......................................       2,765,000           92,660
Sturgeon Limited............................................         221,000            7,406
Syngenta AG.................................................         150,000            5,026
TD Securities (USA) Inc.(6) ................................         500,000           16,756
Topanga XI(5)...............................................       1,334,000           44,705
TQA Master Fund, LTD........................................       3,800,000          127,345
TQA Master Plus Fund, LTD...................................       3,000,000          100,536
Union Carbide Retirement Account............................         780,000           26,139
United Food and Commercial Workers Local 1262 and Employers
  Pension Fund..............................................         410,000           13,739
Univar USA Inc. Retirement Plan.............................         340,000           11,394
US Bank FBO Benedictine Health Systems......................         130,000            4,356
Van Kampen Harbor Fund(6)...................................       3,500,000          117,292
Vanguard Convertible Securities Fund, Inc...................       1,520,000           50,938
Viacom Inc. Pension Plan Master Trust.......................          18,000              603
Wolverine Asset Management, LLC(5)..........................       2,166,000           72,587
Xavex Convertible Arbitrage 2 Fund..........................         100,000            3,351
Xavex Convertible Arbitrage #5..............................         300,000           10,053
Xavex Convertible Arbitrage 7 Fund c/o TQA Investors, LLC...         450,000           15,080
Zeneca Holdings Trust.......................................         215,000            7,205
Zurich Institutional Benchmark Master Fund c/o Argent.......         300,000           10,053
Zurich Institutional Benchmarks Master Fund Ltd.(5) ........       1,260,000           42,225

---------------
(1) The amounts set forth in this column currently exceed $150,000,000 because the selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table was provided to us.

(2) Includes only full shares of common stock issuable upon conversion of the notes based on an initial conversion price of $29.84 per share (initially equivalent to a conversion price of 33.5121 shares per $1,000 principal amount of notes). A cash payment will be made instead of any fractional interest upon conversion. The conversion price and, therefore the number of shares of common stock issuable upon conversion of the notes is subject to adjustment in certain events.

(3) Principal offices located at 767 Third Avenue, 39th Floor, New York, New York 10017.

(4) Does not include 6,100 shares of common stock held by Allstate Insurance Company, 1,000 shares of common stock held by Allstate Agents Pension Plan or 2,900 shares of common stock held by Allstate Retirement Plan that are not part of this offering.

(5) This selling securityholder has represented to us that, although it is affiliated with a securities broker or dealer, the selling securityholder purchased the notes shown in the ordinary course of business, and at the time of the purchase of the notes, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or shares of common stock issuable upon conversion of the notes.

(6) This selling securityholder has identified itself as a securities broker or dealer; therefore, it is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act.

(7) Principal offices located at 111 East Warrenville Road, Naperville, Illinois 60563.

(8) Principal offices located at P.O. Box 30554, Grand Cayman, Cayman Islands British West Indies.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, some or all of their notes since the date on which they originally provided the information in the above table. Other selling securityholders may be identified at a later date and will be included in a post-effective amendment to the registration statement filed before such selling securityholders offer any registered security. To the extent that they are securities brokers or dealers, disclosure will be made that they are "underwriters" within the meaning of Section 2(a)(11) of the Securities Act.

     Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

     - directly by the selling securityholders; or

     - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agents' commissions.

     The notes and the underlying common stock may be sold in one or more transactions at:

     - fixed prices;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     - through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders also may deliver the notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers or other financial institutions that in turn may sell the notes and the underlying common stock.

     The selling securityholders also may transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. Moreover, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Our common stock is quoted on the Nasdaq National Market under the symbol "HTCH". The notes are currently designated for trading on the PORTAL market. Notes sold by means of this prospectus will not be eligible for trading in the PORTAL market. We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

     The selling securityholders and any other person participating in the distribution of the notes and the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, under Regulation M, any person engaged in the distribution of the notes and the underlying common stock may not engage in market-making activities with respect to the notes and the underlying common stock for certain periods prior to the commencement of such distribution. The foregoing may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment, to the registration statement of which this prospectus forms a part.

     Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement, of which this prospectus is a part, we and the selling securityholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and that each is entitled to contribution from the others in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the issuance, registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate these expenses to be approximately $75,000.

                                 LEGAL MATTERS

     The validity of the notes and shares of common stock issuable upon conversion of the notes offered hereby have been passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company and its consolidated subsidiaries as of and for the fiscal year ended September 29, 2002, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 29, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of the Company and its consolidated subsidiaries as of September 30, 2001 and for each of the two years ended September 30, 2001 incorporated in this prospectus from our Annual Report on Form 10-K for the year ended September 29, 2002 have been audited by Arthur Andersen LLP, independent auditors, as stated in their report, which is incorporated in this prospectus by reference, and has been so incorporated in reliance upon the report of such firm as experts in accounting and auditing.

     Arthur Andersen LLP has not consented to the incorporation of its report in this prospectus. For a discussion of the risks relating to Arthur Andersen LLP's audit of our financial statements, see "Risk Factors -- Your ability to recover from our former auditors, Arthur Andersen LLP, for any potential financial misstatements is limited."

     On June 13, 2002, the audit committee of our board of directors approved discontinuing the engagement of Arthur Andersen LLP as our independent auditors and engaged Deloitte & Touche LLP to serve as our independent auditors for the fiscal year ended September 29, 2002.

     During the Company's two fiscal years ended September 30, 2001 and September 24, 2000 and through June 13, 2002, there were no disagreements between the Company and Arthur Andersen LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements of the Company and its subsidiaries for such years, and there were no reportable events as set forth in applicable SEC regulations.

     The report of Arthur Andersen LLP on the consolidated financial statements of the Company and its subsidiaries for the fiscal years ended September 30, 2001 and September 24, 2000 contained no adverse opinions or disclaimers of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee........................................  $12,135
Printing expenses...........................................   16,000
Fees and expenses of counsel................................   35,000
Fees and expenses of accountants............................    7,000
Miscellaneous...............................................    4,865
                                                              -------
  Total.....................................................  $75,000
                                                              =======

     Except for the SEC registration fee, all of the foregoing expenses have been estimated. All of such expenses will be paid by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant is subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act (the "Corporation Act"). Section 302A.521 of the Corporation Act provides in substance that, unless prohibited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of his official capacity against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met with respect to the person to be indemnified, are (a) that such person has not been indemnified by another organization for the same judgments, penalties, fines, settlements and expenses;
(b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that such person must have acted in a manner the person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. The determination as to eligibility for indemnification is made by the members of the corporation's board of directors or a committee of the board who are at the time not parties to the proceedings under consideration, by special legal counsel, by the shareholders who are not parties to the proceedings or by a court. Section 4.01 of the Restated By-Laws of the Registrant requires indemnification by the Registrant in such manner, under such circumstances and to such extent as required or permitted by Section 302A.521 of the Corporation Act, as amended from time to time, or as required or permitted by other provisions of law.

     The Company also maintains a director and officer insurance policy to cover the Company, its directors and its officers against certain liabilities.

ITEM 16.  EXHIBITS.

  4.1 Amended and Restated Articles of Incorporation of the
      Registrant.
  4.2 Restated By-Laws of the Registrant.
  4.3 Instruments, including an indenture, defining the rights of security holders with respect to long-term debt securities of the Registrant, the total amount of securities authorized under which does not exceed 10 percent of the total assets of the Registrant. The Registrant agrees to furnish the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt.
  4.4 Share Rights Agreement dated as of July 19, 2000, between the Registrant and Wells Fargo Bank Minnesota, N.A., as
      Rights Agent (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, dated July
      24, 2000).
  4.5 Indenture dated as of February 24, 2003 between the Registrant and LaSalle Bank National Association, as
      Trustee.
  4.6 Purchase Agreement dated February 18, 2003 by and among the
      Registrant, Salomon Smith Barney Inc. and Needham & Company,
      Inc.
  4.7 Registration Rights Agreement dated as of February 24, 2003 by and among the Registrant, Salomon Smith Barney Inc. and Needham & Company, Inc.
  5.1 Opinion and consent of Faegre & Benson LLP, counsel to the Registrant.
 12.1 Statement Regarding Computation of Ratios of Earnings to
      Fixed Charges.
 23.1 Independent Auditors' Consent.
 23.2 Notice Regarding Consent of Arthur Andersen LLP.
 23.3 Consent of Faegre & Benson LLP (included in Exhibit 5.1).
 24.1 Powers of Attorney (included with signatures to this Registration Statement).
 25.1 Statement of Eligibility of Trustee on Form T-1.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hutchinson, state of Minnesota, on the 18th day of August, 2003.


                                          HUTCHINSON TECHNOLOGY INCORPORATED
                                          (Registrant)

                                          By /s/ JOHN A. INGLEMAN
                                            ------------------------------------
                                                      John A. Ingleman
                                              Vice President, Chief Financial
                                                    Officer and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 has been signed below by the following persons in the capacities indicated on the 18th day of August, 2003.


                    NAME                                              TITLE
                    ----                                              -----

            /s/ WAYNE M. FORTUN                         President, Chief Executive Officer
--------------------------------------------        (Principal Executive Officer) and Director
              Wayne M. Fortun




            /s/ JOHN A. INGLEMAN                    Vice President and Chief Financial Officer
--------------------------------------------        (Principal Financial Officer and Principal
              John A. Ingleman                                 Accounting Officer)




                     *                                  Chairman of the Board and Director
--------------------------------------------
              Jeffrey W. Green




                     *                                               Director
--------------------------------------------
             W. Thomas Brunberg




                     *                                               Director
--------------------------------------------
             Archibald Cox, Jr.




                     *                                               Director
--------------------------------------------
               Russell Huffer




                     *                                               Director
--------------------------------------------
          R. Frederick McCoy, Jr.




                     *                                               Director
--------------------------------------------
             William T. Monahan




                     *                                               Director
--------------------------------------------
              Richard B. Solum

* John A. Ingleman, by signing his name
  hereto, does hereby sign this document on behalf of each of the directors of the Registrant pursuant to a power of attorney duly executed by such person.

            /s/ JOHN A. INGLEMAN
--------------------------------------------
              John A. Ingleman

                               INDEX TO EXHIBITS


EXHIBIT                           DESCRIPTION                               METHOD OF FILING
-------                           -----------                               ----------------
 4.1      Amended and Restated Articles of Incorporation of the
          Registrant..................................................  Previously Filed
 4.2      Restated By-Laws of the Registrant..........................  Previously Filed
 4.3      Instruments, including an indenture, defining the rights of security holders with respect to long-term debt securities of the Registrant, the total amount of securities authorized under which does not exceed 10 percent of the total assets of the Registrant. The Registrant agrees to furnish the
          Securities and Exchange Commission upon request copies of
          instruments with respect to long-term debt.
 4.4      Share Rights Agreement dated as of July 19, 2000, between
          the Registrant and Wells Fargo Bank Minnesota, N.A., as
          Rights Agent (incorporated by reference to Exhibit 1 to the
          Registrant's Registration Statement on Form 8-A, dated July
          24, 2000)...................................................  Incorporated by Reference
 4.5      Indenture dated as of February 24, 2003 between the
          Registrant and LaSalle Bank National Association, as
          Trustee.....................................................  Previously Filed
 4.6      Purchase Agreement dated February 18, 2003 by and among the
          Registrant, Salomon Smith Barney Inc. and Needham & Company,
          Inc. .......................................................  Previously Filed
 4.7      Registration Rights Agreement dated as of February 24, 2003 by and among the Registrant, Salomon Smith Barney Inc. and
          Needham & Company, Inc. ....................................  Previously Filed
 5.1      Opinion and consent of Faegre & Benson LLP, counsel to the
          Registrant..................................................  Previously Filed
12.1      Statement Regarding Computation of Ratios of Earnings to
          Fixed Charges...............................................  Filed Electronically
23.1      Independent Auditors' Consent...............................  Filed Electronically
23.2      Notice Regarding Consent of Arthur Andersen LLP.............  Filed Electronically
23.3      Consent of Faegre & Benson LLP (included in Exhibit 5.1).
24.1      Powers of Attorney (included with signatures to this
          Registration Statement).
25.1      Statement of Eligibility of Trustee on Form T-1.............  Previously Filed